I Got It Holdings Corp.

(a Delaware Corporation)

Audited Financial Statements

Period of October 20, 2020 (inception)
through December 31, 2020

Audited by:

TaxDrop

TaxDrop LLC
A New Jersey CPA Company

Financial Statements

I Got It Holdings Corp.

Table of Contents

TaxDrop

Independent Auditor's Report

April 15, 2021
To: Board of Directors of I Got It Holdings Corp.
Attn: Joseph De Perio, Chairman of the Board
Re: 2020 Financial Statement Audit – I Got It Holdings Corp.

Report on the Audit of the Financial Statements

Opinion
We have audited the financial statements of I Got It Holdings Corp., which comprise the balance sheets as of December 31, 2020, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements. In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of I Got It Holdings Corp. as of December 31, 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion
We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of I Got It Holdings Corp. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 7 to the financial statements, the Company has suffered recurring losses from operations, has a net capital deficiency, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 8. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about I Got It Holdings Corp.'s ability to continue as a going concern.

Auditor's Responsibilities for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of I Got It Holdings Corp.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about I Got It Holdings Corp.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Sincerely,

TaxDrop LLC
Robbinsville, New Jersey
April 15, 2021

I GOT IT HOLDINGS CORP.
BALANCE SHEET
As of December 31, 2020
(Audited)

		2020
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$	13,467
Accounts receivable – Incentive Fees		90,682
Accounts receivable - Related Parties		5,758
TOTAL CURRENT ASSETS		**109,906**
TOTAL ASSETS	**$**	**109,906**
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accrued Expenses		17,295
Accrued expenses - related party		110,000
Notes payable to shareholders		125,561
TOTAL CURRENT LIABILITIES		**252,856**
TOTAL LIABILITIES		**252,856**
STOCKHOLDERS' EQUITY		
Common Stock, authorized 100,000 shares, par $0.0001 8,350 shares issued and outstanding as of December 31, 2020		1
Additional paid in capital		83,499
Retained earnings		(226,451)
TOTAL STOCKHOLDERS' EQUITY		**(142,951)**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$**	**109,906**

I GOT IT HOLDINGS CORP.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2020
(Unaudited)

		2020
Incentive Fees		90,682
COST OF GOODS SOLD		-
GROSS PROFIT (LOSS)	**$**	**90,682**
OPERATING EXPENSES		
Advertising & marketing		8,660
Related Party Licensing Fees		50,000
General & administrative		1,911
Payroll Expense		60,000
Sponsorship Expenses		196,000
TOTAL OPERATING EXPENSES		**316,571**
INCOME (LOSS) FROM OPERATIONS		**(225,889)**
OTHER INCOME (EXPENSE)		
Interest expense		561
NET INCOME (LOSS)	**$**	**(226,451)**

I GOT IT HOLDINGS CORP.

STATEMENT OF STOCKHOLDERS' EQUITY

For the Year Ended December 31, 2020

(Audited)

	Class A Common Stock		Class B Common Stock		Class C Common Stock		Additional Paid in Capital	Retained Earnings	Total Stockholders' Equity
	Shares	Value	Shares	Value	Shares	Value			
Balance - October 20, 2020 (inception)	**-**	**$ -**	**-**	**$ -**	**-**	**$ -**	**$ -**	**$ -**	**$ -**
Issuance of common stock	-	-	100	-	8,250	1	83,499	-	**83,500**
Net income (loss)	-	-	-	-	-	-	-	(226,451)	**(226,451)**
Balance - December 31, 2020	**-**	**$ -**	**100**	**$ -**	**8,250**	**$ 1**	**$ 83,499**	**$ (226,451)**	**$ (142,951)**

The accompanying notes are an integral part of these financial statements.

I GOT IT HOLDINGS CORP.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2020
(Audited)

	2020
OPERATING ACTIVITIES	
Net income (loss)	**(226,451)**
Adjustments to reconcile net income (loss) to net cash provided by operating activities:	
Accrued Interest	561
Changes in operating assets and liabilities:	
(Increase) decrease in accounts receivable	(90,682)
(Increase) decrease in accounts receivable - related parties	(5,758)
Increase (decrease) in accrued payroll	17,295
Increase (decrease) in accrued expenses	110,000
NET CASH USED BY OPERATING ACTIVITIES	**(195,033)**
Cash Flows from Investing Activities	
NET CASH USED IN INVESTING ACTIVITIES	-
FINANCING ACTIVITIES	
Issuance of common stock	83,500
Issuance of notes payable to shareholders	125,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	**208,500**
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**13,467**
CASH AND CASH EQUIVALENTS - beginning of year	-
CASH AND CASH EQUIVALENTS - end of year	**13,467**

I GOT IT HOLDINGS CORP.
NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2020

NOTE 1 – NATURE OF OPERATIONS

I Got it Holdings Corp. (which may be referred to as the "Company", "we," "us," or "our") was incorporated in the State of Delaware on October 20, 2020. The Company is an investment platform for I Got It, an app that allows fans to bid real-time on exclusive memorabilia, one-of-a-kind experiences, and curated merchandise exclusively with the sports teams they are watching live or remote. I Got It is a mobile application that provides an innovative platform with live auction technology and targeted marketing to drive app engagement and multi-channeled revenue. The Company's business model is designed to capitalize on the attractive economics of the transactions with sports franchises. Pursuant to the Company's Master Services Agreement with its technology partner, I Got It Holdings LLC, the Company has an exclusive right to use technology and the right to first offer on all financial transactions (see Note 5 on Related Party Transactions).

Since Inception, the Company has relied on contributions from owners to fund its operations. As of December 31, 2020, the Company had negative working capital and will likely incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 7). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 8), and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2021 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, andaffects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of December 31, 2020.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020, the Company had $13,467 of cash on hand.

Income Taxes

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal year 2020. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and New York.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Revenue Recognition

The Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by allowing customers to bid on items. The Company's payments are generally collected upfront. The Company has revenue totaling $90,682 on December 31, 2020.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising Expense

The Company expenses advertising costs as they are incurred. Such costs totaled $8,660 as of December 31, 2020.

Recent Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

NOTE 4 – LOANS – RELATED PARTY

Since inception, a shareholder has provided a loan to the Company valued at $125,000 as of December 31, 2020, respectively. Interest is accrued annually at 8% per annum. There are no minimum monthly payments. The note is due on demand or at March 31, 2021, as a balloon payment for the principal and accrued interest. As of December 31, 2020, the note had $561 of accrued interest.

NOTE 5 – RELATED PARTY TRANSACTIONS

In October 2020, the Company ("exclusive partner") entered into a Master Services Agreement with I Got It Holdings, LLC and I Got It!, Inc. (together, "supplier"). In consideration of the rights and licenses granted under the agreement, the exclusive partner is to pay a one-time, upfront fee of $50,000 and annual subscription fees of $15,000 payable monthly commencing in January 2021, plus an additional sum representing 50% of additional staffing or administrative costs to be shared by all parties, as may be agreed to by all parties, to the supplier. The annual subscription fees may increase after one year of the execution of the Agreement to an amount acceptable to both the

supplier and exclusive partner. For each renewal term, beginning in 2026, the related parties may increase the annual subscription fee to an amount not to exceed five percent of the previous year's annual subscription fee.

Additionally, the supplier shall retain an economic interest in 50% of the net revenues of each transaction with a sports franchise or third-party partner (the "net revenues") after exclusive partner has received first fees representing 150% or similar costs imposed pursuant to a contract with a third-party client in connection with such third-party business transaction. Net revenues are defined as revenues realized by either supplier or exclusive partner from a third-party business transaction less holdbacks or revenue sharing with a team, venue or athlete, sales taxes, and direct costs including transaction processing or similar expenses related to the point of sale. As of December 31, 2020, the Company had earned $90,682 of net revenues, which will count towards the Company's 150% repayment owed of the capital advance, all of which are still outstanding in accounts receivable as of December 31, 2020.

Pursuant to the unanimous written consent by the board of directors of the Company, the Company will enumerate its executives in its initial compensation plan. As of December 31, 2020, the Company had accrued $60,000 in accrued payroll expense to various executives.

NOTE 6 – EQUITY

Common Stock – Class A

Under the certificate of incorporation, the Company has authorized the issuance of up to 70,000 shares of common stock – Class A, at a $0.0001 par value. As of December 31, 2020, no shares of common stock – Class A have been issued and none are outstanding. Common stock – Class A is not entitled to any votes.

Common Stock – Class B

Under the certificate of incorporation, the Company has authorized the issuance of up to 1,000 shares of common stock – Class B, at a $0.0001 par value. As of December 31, 2020, 100 shares of common stock – Class B are issued and outstanding. Common stock – Class B is entitled to one vote per share.

Common Stock – Class C

Under the certificate of incorporation, the Company has authorized the issuance of up to 29,000 shares of common stock – Class C, at a $0.0001 par value. As of December 31, 2020, 8,250 shares of common stock – Class C are issued and outstanding. Common stock – Class C is not entitled to any votes.

NOTE 7 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2020 and incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 8 – SUBSEQUENT EVENTS

Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $5,000,000 in Class A Common Stock. The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $5,000,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds. Proceeds from the offering total $710,000 through June 2, 2021, the date the financial statements were available to be issued.

The Crowdfunded Offering is being made through Wefunder Portal LLC (the "Intermediary" aka "Wefunder). The Intermediary will be entitled to receive a 7.5% commission fee.

Stock Purchase

As of April 2021, the Company has executed several stock purchase agreements, totaling 11,183 shares of Class A

Common Stock, and 1,665 shares of Class B Common Stock for at a total purchase price of $1,579,125.

Merger with I Got It!, Inc

In May, the Company (the "Purchaser") entered an agreement and plan of merger with Great Tan Corp., a wholly owned subsidiary of the Company ("Merger Sub") and I Got It!, Inc. In accordance with the agreement the Merger Sub will merger with and into I Got It!, Inc, with I Got It!, Inc as the surviving and wholly owned subsidiary of the Purchaser. Each share of capital stock of I Got It!, Inc. issued and outstanding immediately prior to the agreement shall be converted into the right to receive 1.5853 (1.5848 adjusted for elimination of partial shares and cash compensation shares of validly issued, fully paid and non-assessable Class A or Class B common stock, par value $0.0001 per share, of the Purchaser.

Management's Evaluation

Management has evaluated subsequent events through April 14, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.